[SHEPPARD MULLIN LETTERHEAD]

Writer's Direct Line: 805-879-1813 thopkins@sheppardmullin.com
March 16, 2005
Our File No: 04SD-114157

EDGAR Transmission, Facsimile and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0407
Washington, D.C. 20549

Attention:	Michele M. Anderson, Legal Branch Chief
    Re:
    Fastclick, Inc.
    Amendment #3 to Form S-1
    File No. 333-121528

Dear Ms. Anderson:

        We are responding to the comments in your letter to Kurt A. Johnson, President and Chief Executive Officer, Fastclick, Inc., dated February 25, 2005. The comments should be read in connection with the enclosed marked to show changes copy of Amendment No. 3 filed on the date hereof (the "Amendment"). We refer to Fastclick, Inc. as "Fastclick" or the "Company."

Use of Proceeds, page 26

1.
We note your response to comment #7. Please quantify the amount intended to be allocated for each purpose you cite in this section. In this regard, you may add appropriate qualifying language stating that the amounts are estimates and are subject to change.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 26 of the Amendment. We advise you supplementally, however, that the Company has not quantified all the amounts intended to be allocated for each specific purpose cited in the use of proceeds section. Since the Company does not have specific plans for the use of all of the proceeds from the offering, we believe that even qualified language stating that the amounts are estimates and are subject to change would be inaccurate disclosure.

Business, Technology, page 56

2.
We note your response to comment #13; however, it is still unclear what your new technology does. For example, what is a "search engine advertising campaign?" Also, what do you mean that your technology will "remove key words that do not meet an advertiser's campaign objectives?" Please revise this disclosure to more clearly describe what your technology will do.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 56 of the Amendment.

Executive Compensation, page 65

3.
We note the disclosure of the bonus plan that the board established on February 2, 2005. To the extent possible, provide more specific disclosure about the parameters that you will evaluate in determining whether bonuses are to be paid. Are the bonuses based on revenue levels or earnings goals that can be expressed in qualitative terms?

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see page 73 of the Amendment.

Underwriting, page 88

4.
As requested in prior comment #16, please ensure that the end of clause (2) is revised to add "and those procedures have not changed."

  Issuer's Response

  We acknowledge your comment and advise you supplementally that Credit Suisse First Boston LLC and Citigroup Global Markets, Inc. have advised the Company that they will include in their invitation telex to the potential syndicate members the following: "By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) if you are making an online distribution, you are following procedures for online distributions previously reviewed by the Securities and Exchange Commission and the Securities and Exchange Commission raised no objection to the procedures reviewed and those procedures have not changed."

Financial Statements

5.
Please tell us if you have issued any stock options since December 31, 2004, and if so, provide us a comparison of the fair value of the common stock on the grant date to your estimated offering price per share.

  Issuer's Response

  We advise you supplementally that the Company has issued stock options with exercise prices of $5 in January 2005 and $12 in February and March 2005, in each case, as adjusted for a 5-for-1 stock split. This is compared to an initial public offering price of $13 per share, the midpoint of the filing range set forth in the Amendment.

6.
We note your response to comments #19 and #20 and await the revisions that you have committed to make including limiting your pro forma information to the most recent year, as requested in our previous comment #45.

  Issuer's Response

  We have revised the disclosure in response to your comment. Please see pages 4, 29, 39, F-4, F-11 and F-22 of the Amendment.

        We have provided, under separate cover, courtesy copies of the Amendment to the attention of Reginald A. Norris, Staff Attorney.

Very truly yours,

/s/ C. THOMAS HOPKINS C. Thomas Hopkins for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
cc:
Kurt A. Johnson
Fred J. Krupica
Reginald A. Norris
Linda G. Michaelson
William H. Hinman Jr.